Exhibit (a)(5)(II)

Takeover offer for AIXTRON ends Friday, 7 October 2016 24:00 hrs local time Frankfurt am Main, Federal Republic of Germany / 6:00 p.m. local time New York, United States

Offer is at the price of EUR 6.00 per share in cash / minimum acceptance threshold of 60% of AIXTRON share capital / to not to miss this opportunity shareholders should contact their depositary bank without undue delay

On 29 July 2016, Fujian Grand Chip Investment Fund (“FGC”), through its indirect wholly owned subsidiary Grand Chip Investment GmbH (“Bidder”), made a voluntary public takeover offer (the “Offer”) for all AIXTRON shares (ISIN: DE000A0WMPJ6), including all AIXTRON shares represented by American Depositary Shares (“ADSs”) (ISIN: US0096061041; CUSIP 009606104).

FGC is offering EUR 6.00 in cash for each AIXTRON share (including AIXTRON shares represented by ADSs). To become effective, prior to the expiration of the acceptance period on 7 October 2016 (unless extended as required by law), the Offer has to be validly accepted and not validly withdrawn by at least 60% of the 112,720,355 AIXTRON shares issued on 23 May 2016, the date the Bidder published its decision to make the Offer (the “Announcement Date”). Regarding further details of the Offer, including its full terms and conditions, the settlement-procedure and its implications, we refer to the offer document published on 29 July 2016, which can be accessed on the website www.grandchip-aixtron.com.

The EUR 6.00 Offer consideration represents the following premia to accepting shareholders:(1)

•                  50.7% premium to the EUR 3.98 three-month volume weighted average share price prior to the Announcement Date.

•                  Approximately 53.4% above the EUR 3.91 unaffected closing price on 30 March 2016.(2)

•                  Approximately 103.3% above the EUR 2.95 lowest year-to-date closing price on 8 February 2016.

•                  Approximately 39.2% above the EUR 4.31 average twelve-month target share price for AIXTRON shares published by equity research analysts.(3)

AIXTRON´s management and supervisory boards fully support the transaction. On 11 August 2016 the management and supervisory boards of AIXTRON published their joint reasoned statement in which both bodies recommend that shareholders of AIXTRON accept the Offer.

Complete terms and conditions of the Offer can be found in the Offer Document published on the website www.grandchip-aixtron.com. An English translation of the Offer Document is also available on that website. Questions and requests for assistance or copies of the Offer

(1) Below mentioned historic share prices refer to share prices on the XETRA electronic trading system of the Frankfurt Stock Exchange.

(2) Following 30 March 2016, the first rumors regarding a potential acquisition of AIXTRON were taken up by market participants.

(3) Equity research analysts who have published target share prices for AIXTRON in twelve-months from the date of publication, updated within the last three months prior to the Announcement Date, suggest an average price of EUR 4.31 per AIXTRON share as published on Bloomberg on 20 May 2016.

Document, the English translation of the Offer Document and other Offer documents may be directed to (i) with respect to the tender of AIXTRON Shares, the German Information Agent and (ii) with respect to the tender of AIXTRON ADSs, the U.S. Information Agent.  Contact information with respect to each of the German Information Agent and the U.S. Information Agent is set forth below.  Copies of any Offer documents will be furnished promptly upon request at the Bidder’s expense.

AIXTRON shareholders (and persons who hold AIXTRON ADSs through a bank, broker or other securities intermediary) that would like to accept the Offer should contact their bank, broker or other securities intermediary without undue delay to obtain the offered premium. Registered holders of AIXTRON ADSs should contact the U.S. Information Agent if they need additional information on how to tender their ADSs and receive the offered premium.

Frankfurt am Main, 27 September 2016

Fujian Grand Chip Investment Fund LP

Zhendong Liu, Managing Partner (Geschäftsführer)

Information Agent Information

German Information Agents	U.S. Information Agent
For Retail Investors:	For Retail and Institutional Investors
registrar services GmbH Mergenthalerallee 15-21 65760 Eschborn Email: proxy.solicitation@rsgmbh.com Tel: +49 (0)6196 8870 518	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Email: AIXG@dfking.com Tel: +1-877-478-5043 (toll-free in the United States)
For Institutional Investors
D.F. King Ltd
125 Wood Street London EC2V 7AN Email: aixtronoffer@dfkingltd.com Tel: +49 (0)30 610 820 730

Media

Brunswick Group
Email: aixtronoffer@brunswickgroup.com
Tel: +49 (0) 30 2067 3386

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer commenced on 29 July 2016. The terms and conditions of the Offer are published in, and the solicitation and offer to purchase AIXTRON shares (including AIXTRON shares represented by ADSs) are made only pursuant to the offer document as approved by BaFin and related Offer materials prepared by the Bidder. The English translation of the offer document and related Offer materials have been filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO. AIXTRON filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer.

For U.S. Securityholders: The Tender Offer Statement, including the English translation of the offer document, a related letter of transmittal and other related Offer materials, as they may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the Offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC are available at no charge on the SEC’s web site at www.sec.gov. In addition, the Bidder’s Tender Offer Statement and other documents it has filed or will file with the SEC are or will be available at www.grandchip-aixtron.com.